UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 1, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________

PART I – REGISTRANT INFORMATION

DAVIDsTEA Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

5430 Ferrier

(Address of Principal Executive Office (Street and Number))

Town of Mount-Royal, Québec, Canada

(City, State and Zip Code)

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DAVIDsTEA Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended February 1, 2020 (the “Form 10-K”) within the prescribed time period.

On April 27, 2020, the Company filed a Current Report on Form 8-K to avail itself of a 45-day extension to file the Form 10-K in reliance on an order issued by the U.S. Securities and Exchange Commission on March 25, 2020 pursuant to Section 36 of the Securities Exchange Act of 1934, as amended (Release No. 34-88465) regarding exemptions granted to certain public companies based on the COVID-19 pandemic.

The COVID-19 pandemic and related events have resulted in our management devoting significant time and attention to operating the Company’s business in this new environment and understanding and complying with an evolving regulatory environment. These efforts led management to determine that the closure of all of our stores in North America, effective March 17, 2020, and as mandated by the governments in both Canada and the U.S., was necessary to minimize exposure risk for our employees and customers, and our communities more generally. As part of these efforts, we also began having employees work remotely to the extent possible, temporarily furloughing all of our store-related employees and moving substantially all non-essential remaining employees to a four-day work week. While these measures, among others, are intended to better align the Company’s cost structure with its current sales and help preserve its financial position, they have drastically impacted how we run our business. Overall, the significant disruption of our operations by the COVID-19 pandemic and related mitigation efforts have negatively impacted our ability to prepare our Form 10-K and have prevented us from timely filing the Form 10-K.

The Company intends to file the Form 10-K as soon as practicable.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Frank Zitella	888	873-0006
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes      ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes      ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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DAVIDsTEA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 16, 2020	By:	/s/ Frank Zitella
Name: Frank Zitella
Title: Chief Financial Officer and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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